

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 14, 2006

Francis A. Contino
Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re:** **McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2005**
> **Filed January 27, 2006**
> **Form 10-Q for Fiscal Quarters Ended February 28, 2006**
> **Filed April 6, 2006**
> **Response Letter Submitted June 22, 2006**
> **File No. 1-14920**

Dear Mr. Francis A. Contino:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2005

Note 12 Stock-Based Compensation Plans, page 53

1.   We note from your response to prior comment number 10 that your "ESPP has a look-back option which under SFAS 123R paragraph 13 causes the plan to be compensatory." Given the look-back provisions of your ESPP, please expand your disclosure in future filings, to clearly explain the pertinent terms of your ESPP so that the reader has a clear understanding of how you have or will determine compensation expense, when incurred, under the provisions of SFAS 123R. In addition, please confirm, if true, that the measurement date for shares issued under your ESPP was the date of grant or otherwise tell us how you determined that you incurred no compensation expense during 2005 under the provisions of APB 25. Refer to paragraph 10 of APB 25.

Note 15 Commitments and Contingencies, page 53

2.   We note from your proposed disclosure in response to prior comment number 11 that you have recorded a loss contingency liability for claims in which you believe a loss is probable. Please expand your proposed disclosure to clearly indicate the likelihood that the claims you believe are probable will result in a loss in excess of the amounts accrued, using terms defined in paragraph 3 of SFAS 5. In addition, please confirm that the possible loss of all reasonably possible contingent losses and probable contingent losses are immaterial, if true, or otherwise advise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief